56 Top Gallant Road P.O. Box 10212 Stamford, CT 06904-2212 USA gartner.com
November 16, 2009
United States Securities & Exchange Commission
Division of Corporation Finance, 100 F. Street, N.E.
Washington, DC 20549-7010
Attention: Kevin Woody
Accounting Branch Chief

Re:	Gartner, Inc. Form 10-K for the fiscal year ended December 31, 2008 Form 10-Q for the period ended September 30, 2009 File No. 1-14443
Ladies and Gentlemen:
     Gartner, Inc. (the “Company” or “Gartner” or “we”) submits this letter in response to comments from the Staff of the Securities and Exchange Committee received by letter dated November 9, 2009, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the period ended September 30, 2009.
     In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K.
Form 10-K for the fiscal year ended December 31, 2008
Item 1. Business
General
1.	We note your discussion on page 8 in the Risk Factors section that a significant amount of your revenues are derived from contracts with U.S. government, state and local governments and their respective agencies. In future filings, as applicable, please indicate the portion of your backlog not reasonably expected to be filled within the current year. Refer to Item 101(c)(viii) of Regulation S-K.
Response:
The Company respectfully advises the Staff that on page 8 of the Company’s Form 10-K for the fiscal year ended December 31, 2008 the Company disclosed the dollar amount of government contracts that may be terminated without penalty as required by Item 101(c)(ix) of Regulation S-K, Narrative Description of Business.
In response to the Staff’s comment, the Company will, in future filings, provide an estimate of the total dollar amount of backlog not reasonably expected to be filled within the current year in accordance with Item 101(c)(viii) of Regulation S-K, Narrative Description of Business.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Obligations and Commitments, page 26
2.	We note that your contractual cash commitments due in less than one year totaled $92.5 million. It does not appear that the entire amount of $177.75 million of the Current portion of long-term debt as disclosed on your consolidated balance sheet was included in this table. Please advise.
Response:
The Company respectfully advises the Staff that the Company had $416.250 million of total debt outstanding as of December 31, 2008, as presented on our consolidated balance sheet as of that date. The total debt is classified into three categories in the contractual cash commitments table on Page 26 of our Form 10-K for the fiscal year ended December 31, 2008, as follows: (1) Less Than 1 Year; $57.75 million; (2) 1-3 Years, $207.75 million; and (3) 4-5 years, $150.75 million.
The Company compiles the contractual cash commitments table in accordance with Item 303(a)(5) of Regulation S-K, Tabular Disclosure of Contractual Obligations, which requires future payments to be classified in the table when they are contractually due. Under the terms of our Credit Facility, amounts outstanding under our revolving credit arrangement are not contractually required to be repaid until January 31, 2012. Accordingly, the Company presents the amount outstanding under the revolving credit facility in the “4-5 Years” category.
In response to the Staff’s comment, the Company will, in future filings, add a footnote to the cash commitments table clarifying the classification of the amount outstanding under the revolving credit arrangement in the table.
Item 7A. Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Exchange Risk, page 28
3.	Considering that fluctuations may vary significantly by currency, in future filings please provide disclosure indicating the currencies to which you are primarily exposed, as well as a sensitivity analysis for each currency that may have an individually significant impact on earnings. Where currencies have been aggregated, please disclose the reasons why such presentation is considered to be appropriate.
Response:
The Company acknowledges the Staff’s comment and will, in future filings, add additional disclosure regarding exposure to foreign currencies in accordance with Item 305(a) of Regulation S-K, Quantitative Information about Market Risk. Such disclosure will include currencies to which we are primarily exposed, as well as a sensitivity analysis for each currency that may have an individually significant impact on earnings. If currencies are aggregated, the Company will disclose the reasons why such presentation is considered to be appropriate.

Item 8. Consolidated Financial Statements and Supplementary Data
Report of Independent Registered Accounting Firm, page 34
4.	We note that your financial statement audits as of and for the years ended December 31, 2008, 2007, and 2006 were conducted in accordance with generally accepted auditing standards as established by the Auditing Standards Board (U.S.) and the auditing standards of the Public Company Accounting Oversight Board (“PCAOB”)(U.S.). Please tell us whether your audit was conducted in accordance with the auditing and related professional practice standards of the PCAOB and if so, amend your filing to include an opinion stating such.
Response:
The Company confirms to the Staff that the audits of our financial statements as of and for the years ended December 31, 2008, 2007 and 2006 were conducted in accordance with the auditing standards and related professional practice standards of the Public Company Accounting Oversight Board (United States).
The Company acknowledges the Staff’s comment and will, in future filings, ensure that the audit opinion makes reference to the standards of the Public Company Accounting Oversight Board (United States) and not to the standards established by the Auditing Standards Board (United States).
Item 9A. Control and Procedures
Management’s Annual Report on Internal Control over Financial Reporting, page 29
5.	In future filings, please provide a statement that your registered public accounting firm has issued an attestation report on your internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.
Response:
The Company acknowledges the Staff’s comment and will, in future filings, provide a statement that our registered public accounting firm has issued an attestation report on our internal control over financial reporting in accordance with Item 308(a)(4) of Regulation S-K.
Form 10-Q for the period ended September 30, 2009
Item 6. Exhibits
Exhibits 31.1 and 31,.2
6.	We note that you have made certain modifications to the exact form of the required certifications including modifying the language “the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d). Please discontinue the use of these and other modifications in future filings, as certifications required must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.
Response:
The Company acknowledges the Staff’s comment and will, in future filings, submit the required certifications in the exact form as set forth in Item 601(b)(31) of Regulation S-K.
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     In connection with its responses, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (203) 316-6876. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (866) 618-0806. Thank you for your assistance.

Sincerely,
/s/ Christopher J. Lafond
Christopher J. Lafond
Executive Vice President Chief Financial Officer

cc:	Mark Rakip Staff Accountant Division of Corporation Finance